SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                          OPTICARE HEALTH SYSTEMS, INC.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   68 38 6P105
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                                 (CUSIP Number)


                              Mr. Steven E. Berman
                                Palisade Capital
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 585-7733

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                 August 22, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d--1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                       (Continued on the following pages)

                                  (Page 1 of 5)

CUSIP No. 68386P105                                                  Page 2 of 5

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  1   Name Of Reporting Person/I.R.S. Identification No. Of Above Person
      (Entities Only)

      Palisade Capital Management, L.L.C./I.R.S. Identification No. 22-3330049
--------------------------------------------------------------------------------
  2   Check The Appropriate Box If A Member Of A Group (See Instructions):
                                      (a)                             (b)  [X]
--------------------------------------------------------------------------------
  3   SEC Use Only

--------------------------------------------------------------------------------
  4   Source Of Funds (See Instructions): OO

--------------------------------------------------------------------------------
  5   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
      Items 2(d) or 2(e)

      Not Applicable
--------------------------------------------------------------------------------
  6   Citizenship Or Place Of Organization:  New Jersey

--------------------------------------------------------------------------------
                  7   Sole Voting Power          93,258,838*

Number Of       ----------------------------------------------------------------
  Shares          8   Shared Voting Power
Beneficially
 Owned By       ----------------------------------------------------------------
   Each           9   Sole Dispositive Power     93,258,838*
 Reporting
Person With     ----------------------------------------------------------------
                 10   Shared Dispositive Power

--------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned By Each Reporting Person

      93,258,838*
--------------------------------------------------------------------------------
 12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions):         [X]

--------------------------------------------------------------------------------
 13   Percent Of Class Represented By Amount In Row (11)

      84.20%**
--------------------------------------------------------------------------------
 14   Type Of Reporting Person (See Instructions):

      IA
--------------------------------------------------------------------------------

* Palisade Capital Management, L.L.C. ("Palisade"), a New Jersey limited liability company, is a registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the beneficial owner, on behalf of its clients, of (i) 19,375,000 shares of OptiCare Health Systems, Inc. (the "Company") common stock, par value $.001 per share (the "Common Stock"),
(ii) an immediately exercisable Warrant ("Warrant") to purchase up to 400,000 additional shares of Common Stock, (iii) 2,880,599.5 shares of the Company's Series B 12.5% Voting Cumulative Convertible Participating Preferred Stock, par value $0.001 (the "Series B Preferred Stock"), immediately convertible into 28,805,995 shares of Common Stock, (iv) 14,414,043 shares of Common Stock representing interest/dividends accrued as of June 30, 2005 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock, (v) 403,256 shares of Series C Convertible Preferred Stock, par value $.001 (the "Series C Preferred Stock"), immediately convertible into 20,162,800 shares of Common Stock, and (vi) 252,525 shares of Series D Convertible Preferred Stock, par value $0.001 (the "Series D Preferred Stock") immediately convertible into 10,101,000 shares of Common Stock. The Warrant, the shares of Series B Preferred Stock, accrued interest/dividends on the Series B Preferred Stock, the shares of Series C Preferred Stock, the shares of Series D Preferred Stock, and all shares of Common Stock are held in the account of Palisade Concentrated Equity Partnership, L.P., a private investment limited partnership formed by affiliates of Palisade under the laws of the State of Delaware (the "Partnership").

** Based on 110,684,295 shares of Common Stock outstanding, including (i) 30,664,991 shares of Common Stock outstanding as of July 31, 2005, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, (iii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership, (iv) 14,414,043 shares of Common Stock representing interest/dividends accrued as of June 30, 2005 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership, (v) 20,162,800 shares of Common Stock issuable upon conversion of the Series C Preferred Stock held by the Partnership, and
(vi) 10,101,000 shares of Common Stock issuable upon conversion of the Series D Preferred Stock held by the Partnership.

CUSIP No. 68386P105                                                  Page 3 of 5

--------------------------------------------------------------------------------
  1 Name Of Reporting Person/I.R.S. Identification No. Of Above Person (Entities Only)

      Palisade Concentrated Equity Partnership, L.P./I.R.S. Identification No. 22-3699993
--------------------------------------------------------------------------------
  2   Check The Appropriate Box If A Member Of A Group (See Instructions):
                                      (a)                             (b)  [X]
--------------------------------------------------------------------------------
  3   SEC Use Only

--------------------------------------------------------------------------------
  4   Source Of Funds (See Instructions): OO

--------------------------------------------------------------------------------
  5   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
      Items 2(d) or 2(e)

      Not Applicable
--------------------------------------------------------------------------------
  6   Citizenship Or Place Of Organization:  Delaware

--------------------------------------------------------------------------------
                  7   Sole Voting Power          93,258,838*

Number Of       ----------------------------------------------------------------
  Shares          8   Shared Voting Power
Beneficially
 Owned By       ----------------------------------------------------------------
   Each           9   Sole Dispositive Power     93,258,838*
 Reporting
Person With     ----------------------------------------------------------------
                 10   Shared Dispositive Power

--------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned By Each Reporting Person

      93,258,838*
--------------------------------------------------------------------------------
 12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions):         [X]

--------------------------------------------------------------------------------
 13   Percent Of Class Represented By Amount In Row (11)

      84.20%**
--------------------------------------------------------------------------------
 14   Type Of Reporting Person (See Instructions):

      PN
--------------------------------------------------------------------------------

* (i) 19,375,000 shares of Common Stock, (ii) Warrant to purchase up to 400,000 additional shares of Common Stock, (iii) 2,880,599.5 shares of the Series B Preferred Stock, immediately convertible into 28,805,995 shares of Common Stock,
(iv) 14,414,043 shares of Common Stock representing interest/dividends accrued as of June 30, 2005 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock, (v) 403,256 shares of Series C Preferred Stock, immediately convertible into 20,162,800 shares of Common Stock, and (vi) 252,525 shares of Series D Preferred Stock immediately convertible into 10,101,000 shares of Common Stock. The Warrant, the shares of Series B Preferred Stock, accrued interest/dividends on the Series B Preferred Stock, the shares of Series C Preferred Stock, the shares of Series D Preferred Stock, and all shares of Common Stock are held in the account of the Partnership.

** Based on 110,684,295 shares of Common Stock outstanding, including (i) 30,664,991 shares of Common Stock outstanding as of July 31, 2005, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, (iii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership, (iv) 14,414,043 shares of Common Stock representing interest/dividends accrued as of June 30, 2005 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership, (v) 20,162,800 shares of Common Stock issuable upon conversion of the Series C Preferred Stock held by the Partnership, and
(vi) 10,101,000 shares of Common Stock issuable upon conversion of the Series D Preferred Stock held by the Partnership.

CUSIP No. 68386P105                                                  Page 4 of 5

--------------------------------------------------------------------------------
  1 Name Of Reporting Person/I.R.S. Identification No. Of Above Person (Entities Only)

      Palisade Concentrated Holdings, L.L.C./I.R.S. Identification No.
      22-3699991
--------------------------------------------------------------------------------
  2   Check The Appropriate Box If A Member Of A Group (See Instructions):
                                      (a)                             (b)  [X]
--------------------------------------------------------------------------------
  3   SEC Use Only

--------------------------------------------------------------------------------
  4   Source Of Funds (See Instructions): OO

--------------------------------------------------------------------------------
  5   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
      Items 2(d) or 2(e)

      Not Applicable
--------------------------------------------------------------------------------
  6   Citizenship Or Place Of Organization:  Delaware

--------------------------------------------------------------------------------
                  7   Sole Voting Power          93,258,838*

Number Of       ----------------------------------------------------------------
  Shares          8   Shared Voting Power
Beneficially
 Owned By       ----------------------------------------------------------------
   Each           9   Sole Dispositive Power     93,258,838*
 Reporting
Person With     ----------------------------------------------------------------
                 10   Shared Dispositive Power

--------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned By Each Reporting Person

      93,258,838*
--------------------------------------------------------------------------------
 12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions):         [X]

--------------------------------------------------------------------------------
 13   Percent Of Class Represented By Amount In Row (11)

      84.20%**
--------------------------------------------------------------------------------
 14   Type Of Reporting Person (See Instructions):

      OO
--------------------------------------------------------------------------------

* (i) 19,375,000 shares of Common Stock, (ii) Warrant to purchase up to 400,000 additional shares of Common Stock, (iii) 2,880,599.5 shares of the Series B Preferred Stock, immediately convertible into 28,805,995 shares of Common Stock,
(iv) 14,414,043 shares of Common Stock representing interest/dividends accrued as of June 30, 2005 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock, (v) 403,256 shares of Series C Preferred Stock, immediately convertible into 20,162,800 shares of Common Stock, and (vi) 252,525 shares of Series D Preferred Stock immediately convertible into 10,101,000 shares of Common Stock. The Warrant, the shares of Series B Preferred Stock, accrued interest/dividends on the Series B Preferred Stock, the shares of Series C Preferred Stock, the shares of Series D Preferred Stock, and all shares of Common Stock are held in the account of the Partnership.

** Based on 110,684,295 shares of Common Stock outstanding, including (i) 30,664,991 shares of Common Stock outstanding as of July 31, 2005, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, (iii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership, (iv) 14,414,043 shares of Common Stock representing interest/dividends accrued as of June 30, 2005 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership, (v) 20,162,800 shares of Common Stock issuable upon conversion of the Series C Preferred Stock held by the Partnership, and
(vi) 10,101,000 shares of Common Stock issuable upon conversion of the Series D Preferred Stock held by the Partnership.

CUSIP No. 68386P105                                                  Page 5 of 5

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  1   Name Of Reporting Person/I.R.S. Identification No. Of Above Person
      (Entities Only)

      Dennison Veru
--------------------------------------------------------------------------------
  2   Check The Appropriate Box If A Member Of A Group (See Instructions):
                                      (a)                             (b)  [X]
--------------------------------------------------------------------------------
  3   SEC Use Only

--------------------------------------------------------------------------------
  4   Source Of Funds (See Instructions): Not Applicable

--------------------------------------------------------------------------------
  5   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
      Items 2(d) or 2(e)

      Not Applicable
--------------------------------------------------------------------------------
  6   Citizenship Or Place Of Organization:  USA

--------------------------------------------------------------------------------
                  7   Sole Voting Power

Number Of       ----------------------------------------------------------------
  Shares          8   Shared Voting Power        93,258,838*
Beneficially
 Owned By       ----------------------------------------------------------------
   Each           9   Sole Dispositive Power
 Reporting
Person With     ----------------------------------------------------------------
                 10   Shared Dispositive Power   93,258,838*

--------------------------------------------------------------------------------
 11   Aggregate Amount Beneficially Owned By Each Reporting Person

      93,258,838*
--------------------------------------------------------------------------------
 12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions):
                                  Not Applicable
--------------------------------------------------------------------------------
 13   Percent Of Class Represented By Amount In Row (11)

      84.20%**
--------------------------------------------------------------------------------
 14   Type Of Reporting Person (See Instructions):

      IN
--------------------------------------------------------------------------------

*Mr. Veru, as principal of Palisade, has shared voting and dispositive power over the 93,258,838 shares beneficially owned by Palisade, but disclaims beneficial ownership of these shares pursuant to Rule 13d-4. See item 2.

** Based on 110,684,295 shares of Common Stock outstanding, including (i) 30,664,991 shares of Common Stock outstanding as of July 31, 2005, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, (iii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership, (iv) 14,414,043 shares of Common Stock representing interest/dividends accrued as of June 30, 2005 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership, (v) 20,162,800 shares of Common Stock issuable upon conversion of the Series C Preferred Stock held by the Partnership, and
(vi) 10,101,000 shares of Common Stock issuable upon conversion of the Series D Preferred Stock held by the Partnership.

This Amendment No. 7 amends and supplements the Schedule 13D filed by Palisade Capital Management, L.L.C. ("Palisade"), Palisade Concentrated Equity Partnership, L.P. (the "Partnership"), Palisade Concentrated Holdings, L.L.C. , and Eric J. Bertrand, as amended on February 11, 2005.


Item 2.  Identity and Background

Item 2 of the Schedule 13D is amended and supplemented by adding the following language at the end thereof:

         (5) Dennison T. Veru

         a) Dennison T. Veru

         b) One Bridge Plaza, Fort Lee, NJ 07024

         c) Investment Advisor; Palisade Capital Management, L.L.C., One Bridge Plaza, Fort Lee, NJ 07024

         d) Criminal Convictions: None

         e) Civil Proceedings: None

         f) Citizenship: United States

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following language at the end thereof:

         On August 22, 2005, the Partnership entered into an Agreement and Plan of Merger (the "Merger Agreement") with Refac, a Delaware corporation, OptiCare Merger Sub, Inc., and the Company. Pursuant to the Merger Agreement, the Company will become a wholly-owned subsidiary of Refac. At the effective time of the merger, each share of Common Stock held by the Partnership and each share of Common Stock issued upon conversion of preferred stock will be converted into the right to receive approximately 0.0403 shares of Refac common stock. The Merger Agreement is filed herewith as Exhibit 10.1.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On August 22, 2005, the Partnership entered into the Merger Agreement with Refac, OptiCare Merger Sub, Inc., and the Company. Pursuant to the Merger Agreement, Refac will acquire all of the outstanding shares of the Company. At the effective time of the merger, all shares of Common Stock held by the Partnership and shares of Common Stock issued upon conversion of preferred stock will be converted into the right to receive approximately 0.0403 shares of Refac Common Stock. The Merger Agreement is filed herewith as Exhibit 10.1.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits.

Exhibit
-------
  10.1 Agreement and Plan of Merger, dated as of August 22, 2005, by and among Refac, OptiCare Merger Sub, Inc. and OptiCare Health Systems, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Refac on August 23, 2005)
  99.1   Joint Filing Agreement*
*Filed herewith

                                    Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                        September 1, 2005
                                        -----------------

                                        PALISADE CAPITAL MANAGEMENT, L.L.C.

                                        By: /s/ Steven Berman
                                            --------------------------
                                            Steven Berman, Member


                                        PALISADE CONCENTRATED HOLDINGS, L.L.C.

                                        By: /s/ Steven Berman
                                            --------------------------
                                            Steven Berman, Member



                                        PALISADE CONCENTRATED EQUITY
                                        PARTNERSHIP, L.P.

                                        By: PALISADE CONCENTRATED HOLDINGS,
                                            L.L.C., General Partner



                                        By: /s/ Steven Berman
                                            --------------------------
                                            Steven Berman, Member

                                            /s/ Dennison Veru
                                            --------------------------
                                            Dennison Veru